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Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Phosphate Resource Partners Limited Partnership

Commission File Number for Registration Statement: 333-114612

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; and the prices of raw materials. Additional factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC Global filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov).

        IMC Global has filed a Registration Statement on Form S-4 with the SEC, containing a preliminary proxy statement/prospectus and other relevant documents regarding the proposed PLP merger transaction. PLP unitholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information relating to IMC Global, PLP and the proposed merger. PLP unitholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IMC Global and PLP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the documents filed with the SEC by IMC Global that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: Douglas A. Hoadley, or by telephone at (847) 739-1200, email: dahoadley@imcglobal.com. Documents filed with the SEC by PLP may be obtained, free of charge, by directing a request to Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

        IMC Global, and its respective directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies in connection with any possible merger transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on April 19, 2004.

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IMC Global

2nd Quarter 2004 Earnings Call

July 27, 2004

Operator

Good afternoon and thank you all for holding this is the conference coordinator, at this time all participants will be on listen only mode until the question and answer session of today's conference. This conference call is being recorded if you have any objections you may disconnect at this time. At this time I would like to introduce to you Mr. Reid Porter, CFO of IMC Global. Mr. Porter you may begin sir.

Reid Porter—IMC Global Inc.—CFO

I thank you Mike, and good afternoon everybody as many of you know Dave Prichard IMC's long time head of investor relations has left the company with the anticipated merger of IMC and Cargill Dave was faced with a potential relocation and chose instead to accept an opportunity with a local company. We wish Dave well and every success in the world.

Fortunately Doug Hoadley has agreed to assume our Investor Relations responsibility. Doug joined IMC three years ago from British Sulphur and has been our Director of market analysis. He is extremely knowledgeable of the fertilizer industry and of IMC. I am pleased he has accepted this challenge and confident he will do an exceptional job. And now Doug I'll turn it over to you.

Doug Hoadley—IMC Global Inc.—Head of Investor Relations

Thank you Reid, thank you for that nice introduction. I am Doug Hoadley with IMC global and I'll be your moderator for this morning's conference call. This is regarding our 2004 second quarter results issued earlier today. I am joined by Doug Pertz our Chairman and CEO, Reid Porter, Chief Financial Officer and Bob Qualls, our Vice President and Controller.

If you haven't received or seen our results in the press release tables you can call my assistant Vickey Bunker at 847-739-1817 and the materials will be sent to you right away. They're also available on First Call and at our website imcglobal.com.

This conference call will be available on a replay format through Friday evening August 6th, that phone number is 203-369-0600. It's also available as an audio webcast through our company's website.

We will have some opening comments before turning to your questions. First Reid will discuss our financial results for the quarter and then Doug Pertz will discuss operating highlights, key corporate developments and the overall outlook. As a reminder this conference call will contain forward looking statements that involve risks and uncertainties. Those statements are based on current expectations, and actual results may differ materially. This communication is not a solicitation of a proxy from any security holder of IMC Global, Cargill Incorporated or Phosphate Resource Partner's Limited Partnership. Global Nutrition Solutions Inc has filed a registration statement on form S4 with the SEC that contains a preliminary proxy statement prospectus regarding the proposed transaction between IMC and Cargill. And IMC Global had filed a registration statement on Form S4 for the SEC that contains a preliminary statement and prospectus regarding the proposed transaction between IMC and PLP.

Stockholders and PLP unit holders are urged to read the definitive proxy statement prospectus when it becomes available because it will contain important information. Stock holders and PLP unit holders will be able to attain a free copy of the definitive proxy statement prospectus as well as other filings containing information about Cargill, IMC and Field Team without charge at the SEC's internet site, www.sec.gov. For complete versions of the non-solicitation language please refer to the IMC's second quarter earning release that wads distributed this morning. At this time I return to the call back over to Reid.

Reid Porter—IMC Global Inc.—CFO

Thanks Doug for that superb introduction. In keeping with past practice I'll first comment on consolidated results then discuss our PhosFeed and Potash business segment performances then turn to our balance sheet and end with a brief comment on the transactions that are underway.

Since our remaining chemical discontinued operations were sold in the first quarter all my comments on earnings per share will focus on earnings from continuing operations on a diluted basis. The dilution is a result of the convertible preferred shares issued last summer. Driven by strong worldwide crop nutrient prices IMC global earlier today reported significantly improved net earnings of $42.7m or 32 cents per share for the quarter ended June 30th, 2004, compared with earnings $22.1m or 19 cents per share in the prior year. Net sales increased by 39% to $749m from $539m a year ago boosted by double digit increases in phosphate and potash sales, prices and volumes. Each of our business segments registered a year-over-year quarterly sales increase of over $100m.

Gross margins for the corporation almost tripled to $128.3m in the quarter and improved $84m versus the prior year. Operating earnings increased $70m versus the second quarter of 2003. The difference between our gross margin improvement and operating earnings increase was principally due to a gain of $16m on the sale of our SOP business last year.

SG&A expenses of $20.1m were reduced to about 9% from the same period a year ago due to the absence of spending in 2003 related to the company's organizational restructuring program. Our stronger second quarter results were driven by much improved phosphate and potash prices and relatively flat raw material costs. Operating earnings $108.2m including depreciation, depletion and amortization expenses of $45.6m. Last year's earnings and DD&A were $37.9 and $43.1m respectively.

Both capital expenditures were $36m and $25m in 2004 and 2003 respectively. Capital spending was $10m over last years quarter in potash as expenditures were accelerated to ensure IMC potash balanced its supply with demand. Still, total companies capital expenditures in the quarter were roughly $10m less than DD&A for the quarter and we expect total year capital expenditures to be approximately equal with last years spending of $120m.

Below the operating earnings line is the quarter's results reflecting non-cash pretax gain of $11.7m or 5 cents per share from a weaker Canadian dollar. This compares to a non-cash loss of 17 cents per share in the comparable year ago period. As previously stated the company fully hedges Canadian dollar cash transactions and hedge gains and losses are recorded in IMC potashes gross margins, but we do not hedge against non cash US dollar denominated receivables transactions risk in the potash business.

Also highlighted on our consolidated statement of operations is 2003 second quarter gain of $35.5m related to the sale of Compass Mineral shares. This of course has a major impact on comparisons below the operating income line. I should also point out that IMC sold additional Compass shares this month that will result in a third quarter 2004 cash gain of $9.2m. IMC's remaining holdings in Compass stock after the sale are approximately 250,000 shares.

The other expense line of $6.1m includes step fee amortization, merger related expenses and two provisions for non-operating obligations. In 2003 net other income, mainly related to a distribution made by Compass Minerals.

IMC's effective tax rate for the quarter was 39.7% versus an effected tax rate of 32% a year ago, excluding the Compass transactions. This increase in the effected rate reflects the impact of an IRS notice, which has the effect of eliminating the companies ability to utilize foreign tax credits beginning this year. While we believe there are structural changes available which could mitigate this adverse impact, we have suspended our study on a potential restructure in light of the proposed merger with Cargill.

Turning to business segment performance, IMC PhosFeed's net sales of $424m increased 33% compared to last year as a result of both higher selling prices and volumes. Total concentrated phosphate shipments of about 1.7m short tones increased over 30% versus the prior year level. Export volumes 70% versus 2003. While China and Brazil registered the largest increases strong gains in Turkey, Chile, Peru, Mexico, Pakistan and Australia demonstrated the breathe of the phosphate improvement.

Domestic volumes increased approximately 2% year-over-year. The average price realization for GAAP bottomed out in mid may and then increased through the remainder of the quarter averaging 182 per short ton in the quarter. This was $24 or 15% higher than the prior year's level of 158. GAAP prices have continued to rise and present Tampa export GAAP publication prices of$ 220-$ 225 per metric ton are the highest in eight years.

Second quarter PhosFeed gross margins of $19.1m improved sharply from gross margin losses in 2003 increasing $32.5m. This year-over-year gross margin improvement was mainly the result of price increases, lower idle plant costs and a modest decrease in year-over-year ammonia natural gas and sulphur costs.

About 30% of our Louisiana concentrated phosphate output continued to be idle in the quarter, an operating rate expected to be maintained indefinitely until market conditions show sufficient and sustained improvement.

Turning to the potash business segment second quarter net sales increased a whopping 44% to $343.5m versus last years $239m due to stronger sales volumes and selling prices. Total sales volumes of approximately 3.0m short ton increased 26% versus a year ago. Domestic and export volumes increased 26%, 27% respectively. Domestic volume benefited from the absence of imports coming into the US as well as customers accelerating purchases in anticipation of price increases. Internationally we benefited from improved fundamentals in the global Potash market.

The average selling price including all of our potash products was $88 per short fund, a record price for us. Domestic price increased $17 per short ton for an increase of 23% versus the prior year. Export net backs improved as ocean trades began to moderate resulting in $9 year-over-year increase to the company.

Potash gross margins in the second quarter increased 81% to $113.4 million versus the prior year. Higher sales prices and volumes more than offset a 6% increase in per ton product loss due primarily to higher provincial resources taxes.

While the accounting treatment for resource taxes varies from company to company, we have chosen to include them in cost of sales. Before resource taxes Potash's gross margins in the second quarter were $145.4m, which I believe is quite a remarkable performance. Doug will provide additional analysis and perspective on both the second quarter performance and outlook for our phosphate and Potash businesses for the balance of 2004.

Moving to the balance sheet the company entered the second quarter with its main bank revolver un-drawn except for letters of credit, which left cash and revolver availability at June 30th at about $177m. Additionally the company had additional borrowing capacity available on its un-drawn Potash working capital facility. The company has no significant debt maturities in 2004 or 2005.

Working capital continued to be held in tight check. Receivables were higher year over year as a result of increased sales price and volume, however, days receivables were kept in line last year. Potash MOP inventories were down 60% from June 2003 while phosphate, GAAP map inventories were down 29%, reflecting the strong sales volume in 2004.

Shifting to our transaction activity—on March 19th IMC and PLP announced the signing of a definitive agreement to merge PLP into a subsidiary of IMC. Pursuant to the merger each publicly traded PLP unit would be converted into a right to receive 0.2 shares of IMC common stock. Alpine Capital and The Anne T. and Robert M. Bass Foundation, collectively the largest public holders of PLP units with 61% of the public float, have agreed to support such a transaction.

In addition an amendment was signed on June 23rd by these unit holders that in essence extended the lock up period, including among other things, extending the date to mail a definitive proxy statement from June 25 to September 15th 2004. The anticipated September 2004 closing on this transaction, also the company has expected, has received the approval of the anti-trust division of the FTC to proceed with this transaction under HSR.

Doug will comment on the status of the IMC Global and Cargill Nutrition proposed combination, which we anticipate to close in September as well. I will now turn the discussion over to Doug, Doug Pertz that is.

Doug Pertz—IMC Global Inc.—Chairman and CEO

Thank you, Reid and good afternoon. In the second quarter the Ag Industry continued its recovery and our results support that the fertilizer industry recovered even more from it's lengthy down cycle. Demand in prices for IMC's nutrients, Potash and Phosphates experienced strong improvements in their fundamentals that are continuing even now to strengthen. The strong second quarter results show IMC is well positioned to capitalize on its cycle recovery, with our large leverage in phosphates and our low cost, market leading potash position.

Our earnings of 32 cents per share were nearly double the analyst's consensus estimate and our best operating results since early 2000. Thanks to strong performances from both of our core businesses of phosphate and potash. The improved earnings were primarily the results of higher prices and volumes, driving sales up over 39% from last year to almost $750m and again it was both nutrients with each up over $100m in revenue each. Year-over-year Potash prices were up 19% and GAAP realizations were up 15. Nutrient demand increased significantly in the quarter pushing phosphate tonnage up 30% and Potash up a similar 26%.

We have thoroughly reviewed our overall and individual segment results as well as some key financial results. As usual and probably for the last time with IMC, I would like to offer some additional context.

Our reported 32 cents per diluted share is significantly higher than expectations suggesting that the recovery in our key nutrients is stronger than expected and greater than realized by the street. This quarter's 32cents, which includes 1cent in merger costs compares with a report of 19 cents from continuing operations last year as Reid pointed out.

This year benefited from a foreign currency gain of 5 cents compared with a 17 cent loss last year. However, last year's earnings per share included 41 cents of two asset sales.

These adjustments highlight the dramatic year-over-year improvement which is really indicative of the recovery and continued improvement in our nutrients and our business. Even these impressive results this recovery may only be in the early stages. For example, potash demand continues to be strong both domestically and internationally. Supply is tight and inventory are extremely low.

We have seen only a portion of the Potash price increases in our first half result with more pricing impact to come in the second half. Similarly phosphate supply and demand is much tighter than last year. Prices have increased even during a normally slow period and inventories are at a 10 year low. Phosphate margins have continued to improve despite very high ammonium input cost. Our earnings' improvement and current market conditions provide the basis for continued recovery.

As indicated this was good quarter from both our nutrients and similar to the first quarter PhosFeed growth margins and operating margins improved year-over-year by $33m. PhosFeed sales revenue was up 33% and volume up 30%, primarily driven by continued strong exports. We continued to see a weaker than desired domestic spring, however, domestic phosphate sales picked up nicely at the end of the season and into the summer period. Export sales up 70% versus an abnormally low last year period clearly drove the high volumes with expectations for continued strong export demand.

Average GAAP realization of $182 short ton was up $24 versus last year. However, the $182 second quarter average is down from the sequential first quarter 2004 average of $188 per short ton this reflects the drop in pricing early in the second quarter and most importantly reflects the very strong pricing at the end of the quarter and currently above $220 per metric ton export or the equivalent of $200 per short ton.

Coming out of the North American season, and into the normally slower summer period, many have thought that export GAAP pricing, would fall below $200 per metric ton. Instead, tighter supply and demand has pushed current pricing even higher than first quarter levels. In fact, to the highest level this year and in many years.

Ag-raw material costs continued to be relatively high in the quarter, however, overall they were slightly below year ago levels. Compared with the first level of 2004, ammonia prices were down in the second quarter by over $20 per ton, and sulphur was down nominally, together offsetting the slight price realization drop in the second quarter.

Results with improving positive cash and full margins throughout the quarter and with current GAAP pricing at the highest level of the year, the margin improvement momentum continues into the 3rd quarter.

Current high ammonia costs certainly continue to negatively impact and hold down margins, however, if the phosphate cycle continues to recover, driven by improving supply and demand, ammonia prices on the other hand should moderate as New World and Trinidad capacity comes on line later this year and into the future.

Improving phosphate industry fundamentals combined with easing ammonia and sulphur costs should continue to push Phosphate margins closer to mid cycle levels.

This was a good quarter for phosphate, but it was clearly a great record quarter for Potash. And the great Potash results are only beginning.

With strong domestic and world demands, sales revenue grossed 44%, driven by volume increases of 26% to 3 million tons in the quarter. Strong world wide demands and stable supply supported 19% increase in pricing to record levels, both domestically and internationally. 26% domestic volumes growth reflecting improved US farms income and a belief by farmers that Potash pricing will continue to increase, giving customers the impetus to order now.

Export volumes increased by 27% driven by continued strong world demand and as rail problems from the first quarter improved. World Potash demand continues to accelerate and Canpotex Export Organization is projecting another record year with projected volumes of 20%, 7.5 million metric tons. This is led by our Chinese, Brazilian and overall Asian demand.

IMC Potash, increased production to meet the increased world wide demand by 15% in the quarter and 14% in the first half to 4.8 million short tons. This helps obviously, to plan operating performance in costs.

Domestic pricing strength was a key driver for improved IMC Potash results in the quarter and should continue to strengthen throughout the year. IMC global has announced domestic price increases of $27 per short ton since mid-last year and most recently announced another $5 per short ton increase, late in the second quarter.

Successful cumulative effects of these price increases have been evident both year-over-year, and sequentially. Simply put, we have recently seen domestic realizations for MOP at levels not achieved in many years. With some grades showing a $30 per ton improvement, and with average pricing for all products including KMAG and industrial MOP, up about $20 since mid-last year.The current market suggests that we should see the full impact of $5 per ton, May increase in the 3rd quarter and we have announced another increase for the fourth quarter.

Domestic demand continues to be strong and our market share is up to just under 50% in North America. Export net backs were also improved in the second quarter as Ocean freight rates moderated. Price increases were implemented during the first quarter and accepted by customers finally offsetting freight costs and more in the quarter.

Potash export netbacks improved 13% from the second quarter of 2003 and 19% or more than $13 for short ton from the first quarter of 2004.

We project continued strong global demand, aided by lower shipping rates will enable Campdex to continue to support higher prices and improve net backs in the third quarter and beyond.

Potash gross margins in the quarter were $113m or as Reid pointed out $145m excluding resource taxes, an increase of $51m or jumping to 80%. Second quarter gross margins were also up close to $15m from the first quarter of 2004, emphasizing the impact of increased volumes and price.

Operating income in the quarter was a record $106m, note that depreciation and amortization was another $15m in the quarter. For the first half, 2004 operating income of Potash was a strong $164m. With low inventory and strengthening in demand in major markets such as China, India and Brazil, coupled with no new Potash mines, we expect 2004 and beyond will continue to be great for Potash pricing and volume. As the largest producer, and a low cost producer, IMC is well positioned to benefit from this strong market.

Now let us turn the outlook to the balance of 2004, after IMCs encouraging start to the first half.

World wide agriculture and crop nutrient fundamentals remain encouraging and give cause for increased optimism ahead, despite the recent drop in commodity prices.

World grain inventories are historically low leveled, with the world stock to use ratio at a near 30 year low around 16%. Crop problems anywhere in the word could lead to a price rally. US farmers continue enjoy high income levels and many sold the seasons crops into a high priced futures market. Similar grain inventories, fertilizer inventory levels are low world wide and demand continues to be strong as farmers replenish nutrient levels.

In Phosphate, Canpotex pricing for the export market are currently at $223 per metric ton at this year's high level.

Cap prices have been driven higher by continues strong demand especially export customers such as Turkey, South America, Pakistan and others. On the supply side, the balance remains tight, with most American GAAP map and inventory levels at their lowest levels in the last ten years. In at least ten years. In addition, Chinese domestic production has been impaired by raw material shortage, logistical problems and power shortages.

How many expected phosphate fertilizer demand is slacking in year 2004 and prices have dropped to below the $200 per metric ton, market demand has remained strong and pricing well above these expectations.

Even demand in North America has recently improved further tightening the supply balance. In fact, the export market, in fact where the export market (inaudible) will delay shipments to China during the third quarter in order to meet demands in other regions. This will allow PhosChem to take advantage of the current opportunities and also will result in a tighter fourth quarter, as the delayed China shipments are shipped later in the year, fulfilling the TNA and BGC contract.

One of the recent PhosChem opportunities, a result of this increased export demands, has been to close the 60,000 ton sale with India with the likelihood of additional shipments beyond. Last year India imported about 800,000 tons and the prospects are about the same this year, depending on how India's monsoon season turns out this year.

We agree with industry consultants who have again raised Phosphate prices forecasts, that second half pricing will exceed earlier expectations and significantly will exceed prior year levels. Ammonia may continue to be volatile with new plant capacity coming on line that will potentially push down ammonia prices.

Currently the US sulphur market is in over supply, which will probably result in the third quarter sulphur price decrease. Second half phosphate margins should continue to improve, supporting a continued phosphate cycle turnaround.

Potash fundamentals continue to improve as well, suggesting more future record earnings from a stable positive industry structure. Industry IMC Potash inventories are at extremely low leveled. Industry Potash inventories are off 40% compared with year ago levels and IMC inventories are at their lowest levels in seven years.

At the same time, demand remains healthy with record exports forecasts for Canpotex and domestic sales up 20% year to date. Domestic prices have increased to record high levels and we have yet to see the full impact in our results, since the most recent increases took place in May and the additional price increases announced for the fourth quarter.

Second half Potash results should be dramatically improved over the prior year, positioning business for sustained new higher level next year. We are seeing the rebound in the ag and fertilizer cycle and the beginning of the positive impact it will have on our earnings.

As we've indicated in the past earnings calls, the strength of future performance improvement will obviously depend on the degree to which pricing and volumes and raw material costs change.

In both of our core businesses the second quarter showed a significant impact of improving pricing and volumes and these positive second quarter results were with high raw material cost.

IMC's position as the largest producer in both phosphate and Potash nutrients, together with our leading North American market share, poses well for added growth in these markets and in our earnings. Our excess capacity in both nutrients will allow us to further capitalize on these accelerating market trends, and our second quarter results clearly demonstrates the tremendous leverage we have in the business. As a $200m increase in revenue translated into an $87m increase in operating income, if the one-time gain from after sales of the past year were excluded.

Now let me turn to the merger. We continue to believe that the improving market of the crop nutrients and especially the cycle recovery of phosphates remains as a tremendous backdrop for our merger announcement. While we are encouraged by the macro-ag crop nutrient and phosphate cycle direction, we think that the announced merger of IMC with Cargill's fertilizer business, will dramatically add to future IMC shareholder value. For example, the transaction is expected to be accrued to IMC shareholders on top of the expected benefit IMC will enjoy from the phosphate sector recovery if it stands alone. The combination should result in operational synergies of over $145m on an annualized run rate basis, with the prospect for other synergies from interest cost reductions and revenue enhancements. The integration process to date has focused only on the cost synergies and supports this target level and more.

With Cargill contributing less than $15m in debt, along with its assets and cash flow, the combined balance sheet and financial profile will be significantly stronger. The result will be improved credit ratings, improved financial ratios and greater financial and strategic flexibility. IMC's leading market share—market shares domestically in both phosphates and Potash will be combined with Cargill's larger international franchise to form a stronger and broader global platform and the merger will create a global leader with LTM sales near the bottom of the cycle of over $4.5b and with one of the largest market caps in the industry.

While we're disappointed with the time the regulatory reviews are taking with both the department of justice and the SEC, discussions have been very constructive to date and are progressing positively. So, this is a complex deal and the regulatory indices are unfortunately talking protracted review times overall. Not just with our deal, but with many others.

However, the inquiries from both agencies appear to have been significantly narrowed and we've not—and we do not anticipate any material issues. Based on the delays to date, and the stage of the discussions with both the BOJ and the SEC, we believe we will have the shareholder vote and close the merger in September.

We have announced that the merged company's name will be Mosaic and have announced much of the proposed new management team. Significant integration work already completed will provide the base for Mosaic to hit the ground running at close and maximize shareholder value.

In our earnings release today, improving market fundamentals and the pending merger with Cargill Crop Nutrition, we think positions IMC shareholders for significant current and future value creation unlike any other in the industry.

With those comments, I'd like to now pass it back to the other Doug for questions and answers.

Doug Hoadley—IMC Global Inc.—Head of Investor Relations

Thank you very much Doug and Reid. Mike you can now begin the question and answer session.

QUESTION AND ANSWER

Operator

Thank you sir.

We will now begin the question and answer session. If you would like to ask a question, please press star one on your touch-tone phone. At that time you will be prompted to record your name. To withdraw your request you may press star two. Once again to ask a question or make a comment please press star one.

And our first question comes from Mr. Duffy Fisher. Your line is open. Please state your company name.

Duffy Fisher—Goldman Sachs—Analyst

Goldman Sachs. Good afternoon fellows. Couple of questions mostly around Potash. Number one, you produced a lot of tones or sold a lot of tones in the first half. You said you produced at a 4.8 million rate. How many tones can you actually produce in the second half?—I mean, "cause it seems to me like—you know, like you stole from Peter to pay Paul a little bit by selling more tones in the first half you know, relative to the production mix on a normal year.

Reid Porter—IMC Global Inc.—CFO

Look Duffy, let me put it this way. In the second quarter we produced just under 2.5 million tons of Potash, which is a 15 million increase year-over-year.

Duffy Fisher—Goldman Sachs—Analyst

15%

Reid Porter—IMC Global Inc.—CFO

15% increase year-over-year. The third quarter we had seasonal shutdowns for vacation and maintenance and there is some around the Christmas holidays as well. So, the second half performance won't be at that same rate but the increases year-over-year, we would expect to be similar to comparable periods in the prior year.

Duffy Fisher—Goldman Sachs—Analyst

So, fair to say that although normally you guys sell less than 2 million tons in the second—third and fourth quarter, if demand remains as strong you guys could produce and could sell more than 2 million tons each quarter?

Doug Pertz—IMC Global Inc.—Chairman and CEO

Bob do you have an estimate? You're getting us on specific numbers but the general direction is fairly accurate and I think we need to keep in mind as Reid said that we have normal planned maintenance and vacation shutdown in the third quarter which will retract from that and generally there are more shutdowns in the fourth quarter than there are in the first or second quarters as well.

Duffy Fisher—Goldman Sachs—Analyst

Right. Well I mean if we go back over the last several years, some of those shutdowns were more to manage supply, you know, than they were that the fellows just needed a break so if things are that good this year, you know, and you pay the fellows a little extra bonus or whatever I'm sure they wouldn't mind working. But I mean that's kind of what I'm getting at. If we assume demand is there you know, relative to a normal year where you shut down some just to manage supply—kind of what's the real you know, capacity for you guys to check out in the second half.

Doug Pertz—IMC Global Inc.—Chairman and CEO

Duffy, I think if you look at the numbers, certainly we have the capacity like we showed in the second quarter if we didn't have the shutdown we could certainly produce to those levels.

Duffy Fisher—Goldman Sachs—Analyst

Okay.

Doug Pertz—IMC Global Inc.—Chairman and CEO

However, we do need to shut down not just for vacation or for a supply-demand balance but also for maintenance shutdown and those—in the third quarter, we will take, you know, a high level—a high number of shutdowns for maintenance purposes. I think the difference will really be in the fourth quarter that we will probably—we could have fewer shutdowns than the past in the fourth quarter based on what the demand and requirements are at that time. I'd take though, the second quarter and look at that as an indication of what our capacity—capabilities are.

Reid Porter—IMC Global Inc.—CFO

Just to make it clear, we are up 15% year-over-year in production in the second quarter and up 14% year-over-year in the first half. We obviously feel we can sustain those kind of increases

Duffy Fisher—Goldman Sachs—Analyst

Okay

Doug Pertz—IMC Global Inc.—Chairman and CEO

However, we do feel you know, the 26% volume growth in the second quarter was somewhat unusual and included some acceleration of purchases by domestic customers. So, we you know,—we do feel that you know, we're—obviously we are not going to continue to sell at a 26% improvement and only produce at a 15% improvement but we're reasonably comfortable that that kind of production improvement will balance supply and demand in the industry.

Duffy Fisher—Goldman Sachs—Analyst

Fair enough and then with all the price increases in there now certainly some customers get longer terms you know, you talked about the last price increase you haven't really seen that in the numbers yet, if we get all the price increases in there now, certainly, you know, some customers get longer terms, you know you talked about the last price increase, you haven't really, you know, seen that in the numbers yet. If we get all the price increases that, you know, have been out there, you know, not looking at the one in the fourth quarter, and we give enough time for all the contracts to roll through. What do you think that does to your average netback price? I mean it was 88 this quarter, does it get up to, you know, 93, 94, 95, is that the kind of number we would look for, you know, towards the end of this year?

Reid Porter—IMC Global Inc.—CFO

Well, I think, we had said that we will see the full impact in—as we go out of the third quarter we will see the full impact of the $5 increases that was announced in the end of the second quarter. So you can add that almost across the board on the MOP side, and put that on top of it.

Doug Pertz—IMC Global Inc.—Chairman and CEO

I would caution Duffy, that we produce just under a million tons of K-mag specialty product and we produce right around a million tons on industrial product. In both those cases we do not expect to see the same cyclical nature in terms of price spikes or frankly downward price pressure on the Potash side, so if you're modeling our business, you know, I would somewhat temper the announced price increases which we expect we will get, with the blended rate of industrial and K-mag that won't realize the full price increases.

Duffy Fisher—Goldman Sachs—Analyst

That's fair; I've got that Okay. Then there's the phosphates, looking at China you talked about pushing out some shipments to China, from third quarter to fourth quarter, also talked about Chinese producers having some shortages, you know whether its raw materials or electricity, if you look at the internal price of DAP in China, what's happening there, because I would think that it would have to be going up if one, their domestic industry is not producing, you know, what it has in the past plus they're not getting the imports from you, you know, can you kind of talk about what happening to the price of DAP in China?

Reid Porter—IMC Global Inc.—CFO

Well I think there's a couple things I think, it has gotten tighter and increased in China but then on top of that it's not their season yet, so we'll have to wait and see what happens in the next 45 to 50 days before the season really starts kicking in to see what's going to happen with pricing, so right now its really not a good indicator of pricing in China, although it has gotten tighter and therefore pricing has gone up in China.

Duffy Fisher—Goldman Sachs—Analyst

Alright thanks—

Reid Porter—IMC Global Inc.—CFO

We just think that this move is actually a very good one, because it has allowed us at (indiscernible) to soak up some of the other demands out there but it hasn't been as strong in prior years as it is this year, and still then be able to put that back onto the Chinese business in the fourth quarter when it will be needed to be shipped to China, which will then strengthen the supply demand position in the fourth quarter.

Doug Pertz—IMC Global Inc.—Chairman and CEO

Hi, (indiscernible), I think you're supposed to be limited to one question and I think you've had three or four, so maybe you can turn over the floor to somebody else.

Duffy Fisher—Goldman Sachs—Analyst

Fair enough, thanks fellows

Reid Porter—IMC Global Inc.—CFO

Okay.

Operator

Thank you, next we have Don Carson, please state your company name.

Don Carson—Merrill Lynch—Analyst

Yes, with Merrill Lynch. Couple of questions, one on the phosphate side, I would have thought that your unit cash margins would have actually moved up sequentially but they you know, were slightly down, is there anything unusual going on there? And secondly can you just clarify the increase in sales to China. I thought that China in the first half, in terms of total imports to the U.S. was relatively flat, was PhosChem taking market share from Cargill?

Reid Porter—IMC Global Inc.—CFO

To answer your first or second question first, we can't comment on Cargill's performance but our performance overall was better year over year to China, significantly better, PhosChem's was, and I think that supports our view that C&A and PGC has been an excellent partner in distributing products in the country.

Don Carson—Merrill Lynch—Analyst

Would you agree that total U.S. exports have been flat in the first half?

Reid Porter—IMC Global Inc.—CFO

Yeah, I think we would agree with that.

Don Carson—Merrill Lynch—Analyst

So it would seem that if you're up then presumably you're taking market share away then or—as you said you're perhaps chosen the right customer for—this time around.

Reid Porter—IMC Global Inc.—CFO

Yes. Well we think it's the long-term partnership that will be beneficial business

Don Carson—Merrill Lynch—Analyst

Okay, and can you talk about margins.

Doug Pertz—IMC Global Inc.—Chairman and CEO

—reach the sequential DAP margins

Don Carson—Merrill Lynch—Analyst

Correct

Doug Pertz—IMC Global Inc.—Chairman and CEO

I can say that on a year over year comparison we had an accelerated maintenance cost and when I compare maintenance cost to Q1 with Q2, they were up significantly in the second quarter this year. And—

Don Carson—Merrill Lynch—Analyst

Can you define significantly or—

Doug Pertz—IMC Global Inc.—Chairman and CEO

—those costs to go back down, although we do plan on some additional fixed—incremental spending in the third quarter above what we would call normal rates.

Don Carson—Merrill Lynch—Analyst

And can you be more specific in quantifying what the increase in maintenance was this quarter and what it will get down to in Q3?

Doug Pertz—IMC Global Inc.—Chairman and CEO

No, I can't, not right here.

Don Carson—Merrill Lynch—Analyst

Alright thank you.

Operator

Thank you, next we have Jacob Bout please state your company name.

Jacob Bout—CIBC World Markets—Analyst

From CIBC World Markets. Good afternoon. Just a couple of questions here, one on the Potash side. You mentioned that inventory levels were down 60% year on year, can you give us an idea what your inventory levels for Potash are, and then secondly just give us an idea going forward what the result of the increase in freight rates is going to have on the DAP export market, thank you.

Reid Porter—IMC Global Inc.—CFO

Jacob, in response to your first question, we believe total industry inventories are less than a million tons of Potash ending the second quarter—

Doug Pertz—IMC Global Inc.—Chairman and CEO

North America

Reid Porter—IMC Global Inc.—CFO

North America, and we would only be about a third of that.

Jacob Bout—CIBC World Markets—Analyst

Okay. And then—

Reid Porter—IMC Global Inc.—CFO

Your next question was great rate impact on DAP going forward?

Jacob Bout—CIBC World Markets—Analyst

Yeah, I mean, over the quarter we saw it, you know, just drop as quickly as it went up essentially, but it looks like we're—you know, its rebounding here, and just wondering about your competitive position, you know, on a go forward basis with the increase and freight rate cost.

Reid Porter—IMC Global Inc.—CFO

I think that a number of ways, and we saw—excuse me, a relatively strong demand, even when freight rates were high, and so as we saw freight rates coming back down again, it certainly help the landed competitiveness in the market place, and we saw them start to creep back up and they certainly haven't come back up anywhere close to where they were.

Jacob Bout—CIBC World Markets—Analyst

Right

Reid Porter—IMC Global Inc.—CFO

As they started to come back up, you saw a number of buyers come back into the market in an effort to manage that, as an example the rate in India today, Doug, is what somewhere between $40 and $46?

Doug Pertz—IMC Global Inc.—Chairman and CEO

Yes

Reid Porter—IMC Global Inc.—CFO

So, that still—a fair amount down from where it was, it's a high level and still makes it fairly competitive for India to jump in the market, which is one of the things that I was expressing today, as one of the positives, it will keep demand flowing here during this summer period of time.

Jacob Bout—CIBC World Markets—Analyst

Okay, thank you.

Operator

Thank you, next we have David Silver, please state your company name.

David Silver—JP Morgan—Analyst

Yes, good afternoon. Just a question about Potash pricing—

Reid Porter—IMC Global Inc.—CFO

And you're with JP Morgan, just for people's information.

David Silver—JP Morgan—Analyst

That's right, JP Morgan. The domestic Potash pricing you mentioned it was up $17 year-over-year, you know if we look at maybe the newsletter changes they're kind of more in the order of $30 on a year-over-year basis. And Reid certainly you mentioned the K-mag issue and the industrial Potash issue, but I'm just wondering if you know if you were to kind of do a single point calculation of that difference today in July would that number be significantly above the $17 year-over-year difference?

Doug Pertz—IMC Global Inc.—Chairman and CEO

Well I think we ought to go back and just clarify some of that. From mid last year to the second quarter there were $27 of announced price increases that we had in the MOP domestic fertilizer market. And what we've said is the average price from that period of time to the second quarter was up $20. And that included our K-mag and a significant amount of industrial product, MOP product on which generally on longer term contacts. So the combination of comp slippage during that period of time and announced versus actual price increases the difference between the $27 and some number below that which is the actual versus the announced as well as the average of all of our Potash products makes up the difference between the $27 announced and the $20. And then we went on to say that the announced end of the second quarter price increase of $5 we think on the (inaudible) sector any portion of our business will be fully implemented and carried fully through with no slippage, for shipments in the latter part of the third quarter. We have yet to see what the additional increase that comes on in the early part of the fourth quarter will have an impact on.

David Silver—JP Morgan—Analyst

Okay I also have a cash flow question maybe for Reid. I've looked at the cash flow statement for the first 6 months and I guess I was wondering why the, you know the very strong pick up in reported earnings hasn't yet translated into significant debt pay down or net debt reductions? So there are a couple of items that account for the difference in other charges in credits and what not, and I was just wondering if you might speak to those issues and maybe give us a sense of whether those types of issues are going to continue through the rest of the year?

Reid Porter—IMC Global Inc.—CFO

Yes first of all there is a lot of things that flow through the other charges and credits. Some of them are foreign exchange related and will not continue. I should point out, we have the employee benefits flowing through there. We are funding pension liability above our P&L accrual rate and as well on the employee health side. We are recognizing some income from the past reduction of health benefits. We—those pension and employee health issues will continue. We frankly had significant foreign exchange gains on the Canadian dollar and we cashed many of those in and recognized the cash last year. And now as we move forward we're flowing those gains through the P&L but not receiving the cash that will largely end shortly that negative.

Bob Qualls, do you have any other major things flow into that?

Bob Qualls—IMC Global Inc.—Vice President and Controller

The only other item Reid other than what you mention I think worth noting is that we did do a lot of land reclamation in the first half of the year that have been provided for in previous periods and were seen on the balance sheet so that was a lot of cash out flow in that other charges in addition to those you mentioned.

David Silver—JP Morgan—Analyst

Okay.

Reid Porter—IMC Global Inc.—CFO

And that again is largely behind us and in going forward the reclamation will more or less keep pace with the amount we're providing on the P&L direct.

Bob Qualls—IMC Global Inc.—Vice President and Controller

Correct.

David Silver—JP Morgan—Analyst

Okay, one last prosaic question you know I'm in the camps that kind of look at your Potash numbers and I got confused. At first I thought I was looking at the 6 months numbers. But, I was just wondering I mean prosaically, just fundamentally did you actually ship over 3 million, physically ship over 3 million tons of product this quarter or is there some product that's may be been paid for and kind of literally sitting in rail car some where. I mean the 3 million tons move off the lot I guess that's why I'm asking.

Doug Pertz—IMC Global Inc.—Chairman and CEO

Three million tons, yes. That's the way we recognize revenue, we really don't recognize revenue unless we ship it.

David Silver—JP Morgan—Analyst

Okay, that's great thanks.

Doug Pertz—IMC Global Inc.—Chairman and CEO

Physically 3 million tons moves through our system.

David Silver—JP Morgan—Analyst

Wow, okay thanks a lot.

Doug Pertz—IMC Global Inc.—Chairman and CEO

We only have time for one more question.

Operator

Our next question is from Andreka Lapchinski your line is open. Please state your company name.

Andreka Lapchinski—BMO Nesbitt Burns—Analyst

Hi BMO, Nesbitt Burns. I just have a quick question actually about the convertible preferred and its all $2.5m convert—.

Doug Pertz—IMC Global Inc.—Chairman and CEO

What was the question?

Operator

Ms. Lapchinski please press star one.

Doug Pertz—IMC Global Inc.—Chairman and CEO

I think we've lost her, I—.

Operator

Yes she disappeared from queue. Please—Ms. Lapchinski please press star one.

Doug Pertz—IMC Global Inc.—Chairman and CEO

Just for the group we obviously have counted all our entire convertible preferred shares in our share count and it's—and we're counting all diluted earnings per share through out our earnings release in our talks earlier today.

Operator

Your line is open again Ms. Lapchinski.

Andreka Lapchinski—BMO Nesbitt Burns—Analyst

That's fine the question is answered, thanks.

Doug Pertz—IMC Global Inc.—Chairman and CEO

Okay, are there any other questions?

Operator

We do have—.

Doug Pertz—IMC Global Inc.—Chairman and CEO

For the last question, that was fairly quick.

Operator

Okay we have a question from Andy Parr. Please state your company name.

Andy Parr—RBC Capital—Analyst

RBC Capital. A quick question, did I hear you correctly that you said about your realized ammonia cost was down $20 per ton?

Doug Pertz—IMC Global Inc.—Chairman and CEO

On the average in the second quarter versus the first quarter of this year, yes. Ammonia was very flat on the second quarter '03 to second quarter '04 we're down just barely slightly over all in terms of our ammonia cost year -over -year.

Andy Par—RBC Capital—Analyst

Great thanks.

Doug Pertz—IMC Global Inc.—Chairman and CEO

There's one more?

Operator

We have another question from Ben Mimon. Please state your company name.

Ben Mimon—Needham and Associates—Analyst

Hi it's Ben Mimon from Needham & Associates. Congratulations on the great quarter. And it's great to see the strength in the end markets. I was just wondering you know within that context and I guess you guys have been expecting that for a while, just going through some of the rational for what appears to be giving up 2/3 in your company for a third of their's and it's really diluting your exposure to this recovery in Potash and phosphates.

Doug Pertz—IMC Global Inc.—Chairman and CEO

Well we actually think that all of the same logic and strategic rational make a lot of sense as I went through in my talk and my comments. And we still think that we're continuing to see a balanced recovery in both phosphate and Potash here as you saw in today's numbers. Both of them recovered very nicely today. And what we're seeing actually is phosphate continued recover above and beyond. Other levels that we saw in the quarter is pricing is a balanced level it's been for a long, long time. This cost line remains fundamental as phosphate continues to strengthen and improve and that is beneficial in the combined businesses and will only get stronger in the combine businesses as well. So we think there's a lot to be benefited from in the combination as well as on the stand alone basis. So this will only be better for share holders than what it might have been where the market that wouldn't have recovered nearly as much. I think the key piece is here is to remember this is strong in both of—strong recoveries both now and projected in both of the nutrients.

Ben Mimon—Needham and Associates—Analyst

Right but this thing is looking sort of at your leverage and sort of peak earnings in a stronger environment to fairly diluted exposure on that, correct.

Doug Pertz—IMC Global Inc.—Chairman and CEO

No I guess we don't see that. We feel on an EPS basis it certainly accreted—the merger is certainly accretive to earnings. And you know obviously—we—dilution we take if it's literally talking about EPS this merger will be accretive to earnings. You know it will provide us with structurally much sounder company able to strategically make the moves we believe we need to make. And we think it's the right thing for all share holders. So its accretive by a current year basis but if you were to try and think about certain peak earnings power or that kind of thing it was is materially (inaudible)

Reid Porter—IMC Global Inc.—CFO

We viewed it and the number suggests that in future years it will be accretive as well.

Doug Pertz—IMC Global Inc.—Chairman and CEO

And that accretion in future years comes from the very large synergies we expect from the combination as well as significantly reduced interest over time.

Ben Mimon—Needham and Associates—Analyst

Alright thank you very much.

Doug Pertz—IMC Global Inc.—Chairman and CEO

Thank you we've reached our time limit and we'll close down the formal call today with that all of us here thank you for taking part in our IMC conference call. Have a good day and thanks again.

Operator

That concludes our conference call for today. Good afternoon.

QuickLinks

IMC Global 2nd Quarter 2004 Earnings Call July 27, 2004